Exhibit 99.1

Copa Airlines Media Relations Contact: Gustavo Vargas – gavargas@copaair.com Luis Germán Bellini – lbellini@copaair.com

Information on Copa Airlines’ temporary suspension of operations of MAX 9 fleet

Panama City, March 13, 2019 – Copa Airlines reiterates that it has been closely monitoring all developments and findings of the ongoing investigation since the unfortunate Ethiopian Airlines accident in which a MAX 8 aircraft was involved.

Along with the Civil Aviation Authority of Panama and in accordance with developments of the ongoing investigation, Copa Airlines has decided to immediately and temporarily suspend operations of its six MAX 9 airplanes until the cause of the accident is known.

The airline will cover the flights that were planned to operate with MAX 9 aircraft using other aircraft in its fleet and will do everything possible to minimize the impact on passengers’ itineraries. Copa Airlines will keep up-to-date flight status information on www.copa.com, its Call Centers and customer service points.

Copa Airlines reiterates that its six MAX 9 aircraft have completed approximately 1,400 flights and over 7,700 flight hours with excellent reliability and performance results. In this regard, Copa maintains the utmost confidence in its maintenance management systems and training and safety programs, as well as in the ability of its pilots to fly all aircraft in its fleet.

Copa Airlines, whose top priority is the safety of its passengers and crew, will continue monitoring the investigation and cooperating with relevant authorities, hoping to restore full operations as soon as possible.

###